SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Power3 Medical Products, Inc.
(Name of Issuer)

Common Stock, par value $.001
(Title of Class of Securities)

73936A 10 3
(CUSIP Number)

James W. Margulies, Esq.
30100 Chagrin Blvd., Suite 250
Cleveland, Ohio 44124
(216) 514-5999
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 18, 2004
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) or (f) or 13d-1(g), check the following box .

(Continued on following pages)

CUSIP No. 73936A 10 3	13D	Page __1____ of __4___ Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Advanced Bio/Chem, Inc. 13-3963499
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES	7.	SOLE VOTING POWER 15,000,000
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 0
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 15,000,000
PERSON WITH	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.6%
14.	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.     Security and Issuer.

This statement relates to the shares of Common Stock, par value $.001 per share (the “Common Stock”), of Power3 Medical Products, Inc., a New York corporation (“Power3”), whose principal executive offices are located at 3400 Research Forest Drive, Woodlands, Texas 77381.

Item 2.     Identity and Background.

This statement is filed by Advanced Bio/Chem, Inc., a Nevada corporation (“ABC”), whose principal executive offices are located at 770 South Post Oak Lane, Suite 330 Houston, Texas, 77056. Until June 2003, ABC (formerly known as Ciro International, Inc.) existed primarily as a holding company, and accordingly, the operations of ABC were those of its former operating subsidiary, Ciro Jewelry, Inc., a Nevada corporation. Until recently, ABC's main source of income derived from the licensing of the “Ciro” name to other entities involved in the jewelry business. Effective June 9, 2003, ABC sold all of the issued and outstanding common stock of its wholly owned subsidiary, Ciro Jewelry, Inc. Following this stock sale and through December 31, 2003, ABC was engaged a business focusing on the early detection, monitoring, and targeting of diseases through the analysis of proteins, utilizing proteomics. Effective the 18th day of May 2004, ABC entered into an Asset Purchase Agreement (the “Agreement”), among ABC, Power3 and Steven B. Rash and Ira Goldknopf. As provided in the Agreement, ABC sold to Power3 all of ABC’s assets in consideration for 15,000,000 shares of the Common Stock. The assets disposed of by ABC included all tangible personal property, intellectual property, rights in contracts that ABC was a party to, along with intangible property, including goodwill. At this time, ABC holds the stock of Power 3 as its only asset.

None of ABC’s executive officers or directors has, during the last five years, been convicted in a criminal proceeding of any crime or misdemeanor.

None of ABC’s executive officers or directors has, during the last five years, been a party to a civil proceeding in any judicial or administrative body which resulted in him or her being, either now or in the past, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

As stated above, as of the 18th day of May 2004, ABC entered into the Agreement and, as provided in the Agreement, ABC sold to Power3 all of ABC’s assets in consideration for 15,000,000 shares of the Common Stock.

Item 4.     Purpose of Transaction.

ABC acquired the 15,000,000 shares of Common Stock in consideration for all of ABC’s assets, pursuant to the Agreement. ABC presently has no plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of Power3, or the disposition of securities of Power3; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Power3 or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Power3 or of any of its subsidiaries; (d) any change in the present Board of Directors or management of Power3, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Power3; (f) any other material change in Power3’s business or corporate structure; (g) changes in Power3’s certificate of incorporation, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of Power3 by any person; (h) causing a class of securities of Power3 to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Power3 becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer.

ABC beneficially owns 15,000,000 shares of Common Stock of Power3 as of the date of this statement, representing 28.6% of the 52,422,930 shares of the Common Stock of Power3 issued and outstanding as of August 15, 2004. ABC has the sole power to vote and to dispose or to direct the disposition of such shares of Common Stock.

ABC has not had any transactions in the shares of Common Stock in last 60 days.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to         Securities of the Issuer.

ABC has no arrangements or other agreements regarding the Common Stock.

Item 7.     Material to be filed as Exhibits.

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         December 10, 2004
Dated

                                        /s/ John Mazzuto
Signature

John Mazzuto / CFO
Name/Title